UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 15)*


                                  EXOLON-ESK COMPANY
          ____________________________________________________________
                                   (Name of Issuer)


                       Common Stock, $1.00 Par Value Per Share
          _________________________________________________________________
                            (Title of Class of Securities


                                     302101 10 0
                             ____________________________
                                    (CUSIP Number)


                                 Patrick W.E. Hodgson
                                   60 Bedford Road
               Toronto, Ontario  M5R 2K2 CANADA (Phone: (416) 975-9501)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    MARCH 24, 1998
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

          Check the following box if a fee is being paid with the statement. __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   AMENDMENT NO. 15

                                          TO

                                     SCHEDULE 13D

                                  EXOLON-ESK COMPANY


               A statement on Schedule 13D relating to shares of Common Stock, $1.00 par value per share ("Shares"), of Exolon-ESK Company (the "Issuer") was previously filed by Patrick W.E. Hodgson, et al. (the "Reporting Persons"), with the Securities and Exchange Commission on September 23, 1991 (the "Original
          Schedule 13D"), as amended on December 27, 1991, January 9, 1992, March 3, 1992, May 5, 1992, June 8, 1992, July 30, 1992, August
          14, 1992, August 28, 1992, March 31, 1993, December 7, 1994,
          February 6, 1995, April 5, 1995, June 20, 1997 and on November 14, 1997 (referred to herein as this "Schedule 13D"). A statement on Schedule 13D relating to Shares of the Issuer was previously filed by Ferro Alloys Services, Inc. ("Ferro") with the Securities and Exchange Commission as amended (referred to herein as the "Ferro Schedule 13D"). Theodore E. Dann, Jr., the Chairman of the Issuer, is a director and officer of Ferro.

               The Reporting Persons and Theodore E. Dann, Jr. have agreed to file a consolidated Schedule 13D in which the Shares held by Ferro are hereby reported in this Schedule 13D Amendment No. 15, and hereinafter, any reference to the "Reporting Persons" shall include Ferro.

               This Schedule 13D is hereby amended as set forth in this Amendment No. 15. Information contained in this Schedule 13D which is not specifically amended is incorporated herein by reference. Information contained in the Ferro Schedule 13D is incorporated herein by reference.

               NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

          ITEM 2.  IDENTITY AND BACKGROUND.

                Item 2 is hereby amended to incorporate by reference the information contained in Item 2 of the Ferro Schedule 13D.

          ITEM 4.  PURPOSE OF TRANSACTION.

                Item 4 is hereby amended to add the following:

                On March 24, 1998, the Issuer released a Press Release (the "Issuer's Press Release") and filed with the Securities and Exchange Commission, Form 8-K (the "Issuer's Form 8-K"). Both the Issuer's Press Release and the Issuer's Form 8-K reference that several large shareholders and their affiliates will purchase the 50% of the common stock of the Issuer currently held by Electroschmelzwerk Kempten GmbH ("ESK"), with the transaction closing later this year (the "Proposed Shareholder Purchase").

                The purpose of this Item 4 amendment is to disclose that Patrick W.E. Hodgson, Theodore E. Dann, Jr., and Brent D. Baird have been involved in discussions and negotiations with respect to the Proposed Shareholder Purchase, and it is anticipated that some or all of the Reporting Persons and/or their affiliates will purchase some or all of the shares currently held by ESK. It is noted, however, that many of the details of the Proposed Shareholder Purchase have not been finalized.


          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               [Item 5 is hereby amended to read as follows:]

          (i)  Share Ownership.

               The following table shows the number of Shares beneficially owned by each of the Reporting Persons as of March 24, 1998. Unless otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the Shares indicated as beneficially owned by such person.

                                          Number of Shares      Percent of
          Name of Beneficial Owner      Beneficially Owned       Class (1)

          1.  Patrick W.E. Hodgson (2)              97,896(3)       19.48%(4)

          2.  The Magavern Estate (5)               15,260           3.17%

          3.  Brent D. Baird (6)                     1,300           0.27%

          4.  Aries (7)                             14,000           2.90%

          5.  Bridget B. Baird, as
               trustee of the
               Baird Trust (8)                       9,800           2.03%

          6.  Jane D. Baird                          9,000           1.87%

          7.  The Foundation (8)                     5,700           1.18%

          8.  First Carolina (9)                    57,100          11.85%

          9.  William J. Magavern II,
              individually (10)                      5,000           1.04%

          10. James L. Magavern,
              individually (11)                      2,000           0.41%

          11. Ferro Alloys Services,
              Inc.                                  90,800(12)      18.84%
                                                    ______           _____

                                  TOTAL            307,856(3)       61.25%(4)


             (1) Except as otherwise provided, based upon 481,995 Shares outstanding.

             (2) These Shares are held by Cinnamon Investments Ltd., which is described in Item 2 of the Original
                  Schedule 13D.  This amount does not include the
                  Shares held by First Carolina, of which Mr. Hodgson is a director.

             (3) Includes 20,626 Shares based on ownership of 18,334 shares of Series A Preferred Stock.

             (4) Based upon 502,621 Shares outstanding (481,995 plus 20,626 issuable upon conversion of 18,334 shares of Series A Preferred Stock).

             (5) The Magavern Estate is identified in Item 2 of the Original Schedule 13D. William J. Magavern II and James L. Magavern, as two of the three co-executors of the Magavern Estate, share voting and investment power with respect to the Magavern Estate's Shares. See notes (10) and (11) below.

             (6) Does not include the Shares owned by Aries or First Carolina. See notes (7) and (9) below.

             (7) Aries is described in Item 2 of Amendment No. 4. Brent D. Baird, as an officer, director and controlling shareholder of Aries, may be deemed to have shared voting and investment power over the indicated Shares with the other officers, directors and significant shareholders of Aries identified in Amendment No. 4.

             (8)  The Baird Trust and the Foundation are described in
                  Item 2 of the Original Schedule 13D.

             (9) Brent D. Baird, as an officer, director and significant stockholder of First Carolina, may be deemed to have voting and investment power over the indicated Shares.

             (10) This amount does not include the Shares owned by the
                  Magavern Estate, of which Mr. Magavern is a co-executor. See note (5) above.

             (11) This amount does not include the Shares owned by the
                  Magavern Estate, of which Mr. Magavern is a co-executor. See note (5) above.

             (12) This amount includes 88,800 Shares owned by Ferro, a
                  corporation of which Theodore E. Dann, Jr. is a director and officer, and includes 2,000 Shares held in the name of the Estate of Theodore E. Dann that are beneficially owned by Ferro.

                  (ii)  Recent Transactions.

                         None.

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED:  March 31, 1998

          s/Patrick W. E. Hodgson
            Patrick W. E. Hodgson



          s/Brent D. Baird
            Brent D. Baird



          FERRO ALLOYS SERVICES, INC.


          By:  s/Theodore E. Dann, Jr., Secretary
                 Theodore E. Dann, Jr., Secretary